Mail Stop 4561

March 9, 2007

VIA USMAIL and FAX 011-3314-757-8976

Mr. Nasser Nassiri
President and Chief Executive Officer
Biocoral, Inc.
38 Rue Anatole France
92594 Levallois Perret Cedex France

> **Re:** **Biocoral, Inc.**
> **Form 10-K/A for the year ended December 31, 2005**
> **Filed on 4/19/2006**
> **File No. 000-23512**

Dear Mr. Nasser Nassiri:

We have reviewed your response letter dated March 5, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

(J) Intangible Assets, pages F-10 – F-11

1. We have read your response to our comment three. You indicated that your intangible assets consist of the cost to purchase existing patents and costs incurred to enhance and improve other usage. A patent is defined as an intangible asset where you have been given the exclusive rights for a fixed period of time for a device, method, process or composition of matter which is new, inventive, and useful. As previously requested, tell us the dollar amount and nature of capitalized costs incurred related to the enhancements to previously patented products (i.e., the actual physical products) and the dollar amount and nature of capitalized costs incurred related to the patent rights, and the period in which these costs were incurred. Also, explain to us how you considered paragraphs 8

and 9 of SFAS 2 in determining how to account for the costs related to the enhancements to previously patented products.

2.   Further to our above comment, your presentation of restated capitalization of intangible assets as a separate line item on the face of the consolidated statements of operations for the year ended December 31, 2004 is not appropriate.   For an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared, you should follow the guidance outlined in paragraphs 25 and 26 of SFAS 154.   Please revise your financial statements to adequately reflect your situation.

3.   You did not respond to comment four from our letter dated January 8, 2007.   In future filings, please provide the disclosures required by paragraph 45(a)(3) of SFAS 142.

Note 8 – Long-Term Debt, pages F-14 – F-16

4.   We have read your response to comment six. You state that paragraph 19 is not applicable and there are no contract limits or caps on the number of shares that could be delivered under the 7% Notes provisions.   For the 7% Notes, the holder has a right to convert at a price equal to the average closing sale price of shares in the over-the-counter market for the 20 trading days immediately preceding the conversion date.   This seems to indicate that for the 7% Notes, the conversion rates are variable, which would mean your 7% Notes could be convertible into a potentially unlimited number of shares.   As a result, we believe you should bifurcate the conversion option embedded in the 7% Notes and account for them as derivative liabilities pursuant to SFAS 133 and paragraph 20 of EITF 00-19.   Furthermore, we note that since you have an instrument that is convertible into a potentially unlimited number of shares, you would also be unable to conclude that you have sufficient authorized and un-issued shares to settle any of your commitments within the scope of EITF 00-19, which includes any other convertible instruments, warrants, or employee stock options. In addition, it should be noted that EITF 00-19 does not include a probability notion, so however remote the possibility of conversion, the standards and guidance set out in EITF 00-19 would still apply.

5.   Further to our previous comment, we note in your correspondence filed on February 15, 2007, you stated that the conversion feature on this note was extinguished and that the debt is now a 7% non-convertible promissory note as of December 31, 2006.   Any adjustments or modifications to the promissory note are accounted for prospectively.   As a result, for the period in which the 7% contains the convertible terms, the guidance in EITF 00-19 would still apply.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant